OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WangleSpace LLC

4008 E Lariat Lane
Phoenix, AZ 85050

http://wanglespace.com

100000 units of Common Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,070,000 Common Units ($107,000)

Minimum 100,000 Common Units ($10,000)

Company	WangleSpace LLC
Corporate Address	4008 E Lariat Lane, Phoenix, AZ 85050
Description of Business	On-Demand App access to temporary workspaces anywhere
Type of Security Offered	Common Units
Purchase Price of Security Offered	$0.10 per unit
Minimum Investment Amount (per investor)	$500

Perks

$5,000+ If you invest $5,000 or more, you will receive WangleSpace Credits worth $250, or approximately 12 hours of time in WangleSpace Service Provider locations.

**All perks occur after the offering is completed.*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

WangleSpace LLC develops mobile application solutions and provides a market bringing together suppliers and consumers of On-Demand Office/Work space.

Sales, Supply Chain and Customer

Sales are accomplished via automated charge for services after services are rendered. Services are rendered by WangleSpace Service Providers, and WangleSpace charges for those services on their behalf. WangleSpace takes a transaction fee, and remits payments to Service Providers on a regular basis.

Competition

Competition for WangleSpace' services is primarily time spent by our customers in free locations such as coffee shops or their cars, however, in various markets there are other companies offering mobile apps which can connect users to workspaces on a subscription basis. This is tangential competition, as WangleSpace is focused on offering on-demand access with out subscriptions or memberships.

Liabilities and Litigation

None

The team

Officers and directors

Steve Sorenson	Founder / CEO / Manager
Nate Weddle, CPA	VP Finance

Steve Sorenson
Mr. Sorenson has a long career in technology management, sales, and architecture. A serial entrepreneur, he has bootstrapped 4 successful businesses, managed them, and in turn sold one of them. WangleSpace was conceived in August of 2016, and formed as an LLC in September of 2017 and Mr. Sorenson is the Founder / CEO and Manager of WangleSpace LLC. Mr. Sorenson holds the position of Vice President of Tyton Enterprises, Inc., (2004 to Present) a holding company for a vacation rental development venture; Has been a Senior Storage Architect for both Nimble Storage and Tegile Systems (2015 to Present), as well as the Sr. Solutioneer for the Southwest for CommVault Systems. (2005 to 2015)

Nate Weddle, CPA
Mr. Weddle attended the University of Washington and received a Bachelor of Arts (BA) in Business Administration with a focus in Accounting and Information Systems. Mr. Weddle was named VP of Finance for WangleSpace in September of 2017. He is a licensed CPA and has over 10 years of experience. He began his career in public accounting with KPMG in the audit practice. After public accounting, he transitioned to private industry where he held management positions at Amazon.com, Caradigm (Accounting Manager 2013 - 2015) (a GE subsidiary) a medical IT company, DriveTime

(Controller 2015 - 2016), a nationwide sub-prime automobile dealer and financing company and Stormwind, LLC (Director of Accounting and Finance 2016 - 2017), a online IT training company. Most recently he held a position as Manager of Financing Planning and Analysis for a private equity real estate developer (2017 - Present). He is active in the startup community.

Number of Employees: 2

Related party transactions

The Company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **WangleSpace' growth plans are aggressive. It's possible growth won't be as fast as it should be, and your investment might not grow.** This is a brand new company with all of the risks accompanying new ventures. WangleSpace model is that of a two-sided market, designed to address the needs to two parties who need each other's services. The market forces generating the opportunity are relatively new, and the supply of service providers (co-working spaces, office spaces, etc.) is ever changing and growing. The changing market forces generating the growing pool of users, companies moving from standard office spaces to more mobile work-forces, could change or even reverse, despite the recent trends spanning two decades. WangleSpace ability grow with both Service Providers and Users will be highly dependent upon our abilty to fund marketing efforts from both revenues and capital raises.
- **Our business projections are only estimates. So is our valuation. If you believe in the market and the vision of the company, you should invest. Otherwise, don't.** There can be no assurance that the company will meet it's projections. There can be no assurance that the company (and you will make money) unless there is sufficient demand for product, people think its a better option than the competition and both WangleSpace and it's service providers have priced the services at a level that allows the company to make a profit and still attract business.
- **Entry of Well Funded Player in the market may provide significant competition.** The entry of a well funded player in the market could provide significant competition for market share amongst traveling and mobile workers. It is possible that a well funded company who is, for example, in the business of matching travelers with airfares, hotels or rental cars, could decide to begin matching travelers with office spaces. Likewise, for example, a large player who matches people needing rides with drivers, could decide to offer a similar service. While this would provide additional market validation, it would also mean increased competition.
- **Lack of Traction** It is possible that despite all efforts, recruitment of users will lag significantly behind projections, limiting the growth of the company, due to

either internal or external factors.

- **Service Provider Conflict** It is possible that consolidation among service providers, or institutional co-working spaces entering the market may hamper recruitment of service providers resulting in slower growth.
- **General Market Conditions** The trends supporting the business, the general move towards out-officing and mobile work could slow, or even reverse, slowing the growth of the company.
- **General Economic Conditions** It is possible general economic conditions could change such that travel and office budgets become significantly constrained, resulting in slower growth.
- **Regulatory Risk** It is possible that new regulations could slow the growth of the company.
- **Existing Competitors could gain traction, making WangleSpace's efforts to grow more difficult.** There are existing companies also working on taking advantage of the market forces WangleSpace is addressing. Should their business models suddenly get better traction than WangleSpace's, we would face more competition in markets where those companies are operating.
- **Technological Hurdles** WangleSpace's business relies on internet and cloud based technologies. While these are well defined and used by large numbers of businesses, it is possible WangleSpace may have difficulties in the future with either it's development efforts, or with changing economics or regulation in the industries which support WangleSpace's infrastructure. These include programming and development services, charge processing services, cloud computing and storage services, content delivery networks, and various mobile device app stores.
- **Your investment could be illiquid for a long time.** You should prepare to hold this investment for some time, perhaps several years. There are restrictions on how you can sell these securities for 12 months initially, and currently there is no established market for these securities, though some markets are in development now, and you may need to wait until WangleSpace is able to go public, or is acquired to make your investment liquid. The company's plan now includes the likely event of an acquisition as the liquidity event for early investors.
- **The intellectual property we develop could turn out be unenforceable or ineffective** The WangleSpace app under development includes features which we feel constitute net new software, and therefore protectable as Intellectual Property via patents. WangleSpace's web site, domain name and materials are protectable with copyright and trademark law. However, this is a complicated field where few things are certain. Even with trademark, copyright and patent protection it may prove difficult or impossible to protect WangleSpace's intellectual property due to the costs of doing so. Alternatively our competition may find ways to avoid or design around these protections.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Stephen T. Sorenson, 81.66% ownership, Common Units

Classes of securities

- Common Units: 12,000,000

  Voting Rights of investors holding Common Units

  WangleSpace LLC is a Manager managed, multi-member LLC. Investors receive voting rights in proportion to their ownership percentage of total units of ownership.

  Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of membership interests are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding membership interests.

  Rights and Preferences

  The rights, preferences, and privileges of the holders of the company's membership interests are subject to and may be adversely affected by future funding or liquidity events.

  As of the Regulation Crowd Funding offering, WangleSpace has only issued a single class of Common Units. In the future, the company may issue other classes of securities with different rights, especially as regards voting rights and limitations of voting rights.

  For a complete discussion of the rights, preferences, limitations, and restrictions of the Common units, please see the full Amended and Restated Operating Agreement, attached below as an Exhibit to the Form C.

What it means to be a Minority Holder

As a minority holder of membership interest you will have limited ability to influence our policies or any other company matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. These increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

During additional funding rounds or liquidity events, the company will issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-10-25.

Financial Condition

Results of Operation

WangleSpace has not commenced operations as of yet. Development and beta testing occurred in Q2 and Q3 2017.

Subsequent to a raise of $107k operations will be able to be sustained for approximately 9 months without revenue generation. The major expenses are development of the application ($35,000) and initial sales and marketing campaigns ($65,000). The projections are based on internal operating forecasts,

Financial Milestones

The Company is currently engaged in raising funds to develop the mobile application and commence regular operations. Without a raise, the Company cannot complete development of an operational application, and will not commence operations.

With a raise, the Company expects to begin collecting revenues within 90 days upon completion of the application. Within 180 Days of the raise, the Company expects to expand into 5 more cities beyond it's initial market of Phoenix, AZ growing the user base and increasing revenues.

Key metrics are cost of acquisition per user and revenue per user. These are two metrics that will be followed closely and to which performance will be measured against. By actively managing cost of acquisition per user we can maximize our marketing dollars and increase our return on marketing dollars. We will drive revenue per user growth by focusing on increasing booking frequency and ancillary service offerings (i.e. conference rooms, projectors, catering services).

A raise of $100k is forecasted to allow the Company to be self sufficient with no further capital raising necessary in the short-term. It is however likely that the Company will pursue additional financing at some point in the future to help accelerate growth, but this would only be completed if the market was favorable.

Following an equity raise of approximately $100,000, the company will spend a third of the money on development of an app-store ready app, and spend most of the rest on sales and marketing operations. The costs of operating the business in terms of web, compute, database, etc., are relatively low. The money received as a result of the raise is expected to see us through six months or more of operations, while we expect operations to produce revenues within 90 days.

When we pass the 1000 active user threshold, we believe revenue from operations will be substantial enough to enable additional ongoing marketing and sales operations, driving faster growth. Our plan has us reaching this milestone between 90-120 days post raise.

120 days post raise we will evaluate our metrics to determine if it is the right time to pursue another equity raise at a higher valuation to accelerate growth.

Liquidity and Capital Resources

Currently the Company is not generating any income, and only nominal losses as operations have no begun. Commencement of the Company's operations are dependent on a raise.

A raise of $107,000 is forecasted to provide the Company with enough capital to make it self-sufficient. Any amounts less than this will likely require an additional round of financing within the next 3 months to one year as it will not provide enough capital to both develop the application and market it successfully. It is estimated that the application will cost approximately $35,000 to build and deploy.

At this time the availability of other sources of capital to the business, such as lines of credit and loans are not an option given the infancy of the business. This could however be an option in the future and is one that will be explored.

Indebtedness

The Company has no debt.

Recent offerings of securities

None

Valuation

$1,200,000.00

Our best estimate of the value of the company based on the Berkus method. Based on the idea ($300K), the technology in prototype, ($400K) and the experience of the management team ($500K), we believe the company to be worth $1.2M today. The company is pre-revenue today. The valuation assigned is the best estimate of the team based on our experiences during beta testing, and our analysis of the revenues we believe we can achieve with the funding we seek within 3 quarters of operation.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total	$(600)	$(6,420)

fee)		
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
App Development Fees	$9,400	$35,000
Marketing	$0	$30,000
Working Capital	$0	$15,000
Outbound Sales	$0	$10,000
Reserves for Development	$0	$5,580
Total Use of Net Proceeds	$10,000	$107,000

We are seeking to raise a minimum of $10,000, and a maximum of $107,000. Should the raise exceed the $107,000 threshold, we will engage the necessary resources to enable a continued raise.

With a minimum raise, outside of completion of the software (application), most of the money will go to digital marketing efforts to recruit users, and expand the network of service providers.

A raise of $10,000 will allow us to start development of the mobile app, but we will require another raise of approximately $40,000 to complete the app and begin operations. The app will be rolled out in two cities and marketing campaigns will be launched to capture users. After revenues in the initial two cities stabilize we will likely go out to raise more capital to enable growth by rolling out in additional cities. The capital will be used on marketing campaigns in the new cities and other general operating costs.

If we raised as much as $107,000, we would have 9 months of runway, and at plan, be profitable and self sustaining in growth mode after 4-6 quarters necessitating another raise.

At this level of funding, we will have funds to recruit service providers in other cities, and accelerate the recruitment of users, as well as reserves to make incremental changes to the software. Of the $30,000 allocated to marketing approximately $25,000 will be used for marketing campaigns to obtain users and the other $5,000 will be used to capture service providers. The allocation of the marketing funds across the different geographies will be determined based on capture rates. We will allocate more marketing dollars to geographies that are harder to penetrate. The $15,000 of working capital will be used for general operating expenses however operating expenses are budgeted to be very minimal and as such we would likely use some of these dollars for marketing campaigns. The $10,000 allocated for outbound sales will be used for marketing efforts specifically targeted at signing on corporate accounts (i.e. companies that want to offer this service to their mobile workforce). The $5,580 allocated to reserves for development are earmarked for development scope changes and will only be used if needed. If not needed the funds will be used in operations.

A raise over the threshold up to $200,000 raise would pay for marketing, sales, development, and permanent employees in supporting roles. Though we would expect to be in a position to be profitable from operations, it is likely at that point it would begin paying a salary to founders and partners, and likely to raise additional funding to continue to accelerate growth.

Irregular Use of Proceeds

We don't anticipate any irregular use of proceeds. However if irregular user of proceeds did occur they could include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at http://wanglespace.com/investors in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WangleSpace LLC

[See attached]

I, Stephen T Sorenson, the Chief Executive Officer and Manager of WangleSpace, LLC, hereby certify that the financial statements of WangleSpace LLC and notes thereto for the period from September 1, 2017 (Inception) through October 24, 2017. WangleSpace has not yet completed a full fiscal year of operations. All Statements included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information to be reported on our federal income tax returns.

WangleSpace LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 25th day of October, 2017

_______________________ (Signature)

Stephen T Sorenson_______ Chief Executive Officer

10/25/2017______________ Date

WANGLESPACE LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE PERIOD FROM SEPTEMBER 1, 2017 (INCEPTION) – OCTOBER 24, 2017

WANGLESPACE LLC
Index to Financial Statements
(unaudited)

WANGLESPACE LLC
BALANCE SHEET
OCTOBER 24, 2017
(unaudited)

		October 24, 2017
Assets:		
Current assets		
Cash	$	-
Prepaid expenses		120,000
Current assets		120,000
Total assets	$	120,000
Liabilities and Members' Equity:		
Total Liabilities	$	-
Commitments and contingencies (Note 3)		
Members' Equity:		
Members' equity		120,000
Total Members' equity		120,000
Total liabilities and members' equity	$	120,000

WANGLESPACE LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION THROUGH OCTOBER 24, 2017
(unaudited)

	Inception - October 24, 2017
Revenue	$ -
Operating expenses	-
Operating income	-
Other income/(expense)	-
Net income	$ -

WANGLESPACE LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD FROM INCEPTION THROUGH OCTOBER 24, 2017
(unaudited)

	Units		Accumulated	Total Members'
	Shares	Amount	Deficit	Capital
Inception	-	$ -	$ -	$ -
Shares issued to founders for services	12,000,000	120,000	-	120,000
Net income (loss)	-	-	-	-
October 24, 2017	12,000,000	$ 120,000	$ -	$ 120,000

WANGLESPACE LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION THROUGH OCTOBER 24, 2017
(unaudited)

	Inception - October 24, 2017
Cash flows from operating activities	
Net income	$ -
Net cash provided by operating activities	-
Net cash provided by investing activities	-
Net cash provided by financing activities	-
Net increase (decrease) in cash	-
Cash, beginning of period	-
Cash, end of period	$ -

NOTE 1 – NATURE OF OPERATIONS

WANGLESPACE LLC was formed on September 1, 2017 ("Inception") in the State of Arizona. The balance sheet of WANGLESPACE LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, AZ.

WANGLESPACE LLC is an on-demand marketplace for temporary working space. It connects users with office and office-like spaces all around the world, at the tap of a button on a smartphone application. The app instantly connects users to an available space just minutes away, providing turn-by-turn directions to get users there, then keeps track of the time used, and automatically bills users for the time spent there.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from booked office space transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – MEMBERS' EQUITY

LLC Units
The Company has one class of units. Currently there are 20,000,000 units authorized at a price of $0.01 per unit of which 12,000,000 units have been issued.

Operating Agreement
The Company is a manager managed, multi-member LLC. The operating agreement was fully executed on September 25, 2017.

NOTE 5 – RELATED PARTY TRANSACTIONS

Units were issued to founders of the Company for services to be performed. The units were issued at a price of $0.01 per unit. 12,000,000 units have been issued for a total of $120,000 related to services to be performed as of the balance sheet date.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 24, 2017 through October 25, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WangleSpace is pending **StartEngine Approval.**

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0
Investors

$0.00
Raised of $10K - $107K goal

WANGLE SPACE

WangleSpace

On-Demand work / office space

Small OPO · Phoenix, AZ · Business to Business
US Investors Only





Like Uber for OfficeSpace

Invest in WangleSpace

Mobile and Traveling Professionals need time every day, maybe between appointments, or at the beginning or end of the day, to work in a quiet environment conducive to getting things done. But, without an office, where can they go?

Coffee shops are often too loud and too crowded, and the car is difficult to work from. These people need a quiet comfortable office-like environment, with Wi-Fi and refreshments to get their office-work done, but until now, getting a place to work on-demand and close-by, has been a problem.

Whether it's an interview, a report, a contract, some phone calls, or some e-mails, mobile and travelling professionals need a quiet place with connectivity and refreshments several hours per week. Busy professionals can't always get back to a home office or a co-working space, and time is precious. Alternatives lack important features and tend to make work inefficient.

On the other side of this market, co-working spaces, office spaces and other possible places to work offer subscription models or membership models, but little in the way of support for an on-demand user. As these businesses continue to grow and change to accommodate the same market dynamics of out-officing and mobile work, their ability to address the on-demand user base is lacking because even the few who have drop-in options only market to their own subscribers or members.

WangleSpace changes all that. Just Use the WangleSpace app!

It is location based, and shows you all the WangleSpace Service Providers near you, along with the kind of space they have available, and other services they offer like printing, catering, conference rooms, etc. It will give you turn by turn directions, check you in when you arrive, and check you out when you leave. The Service Provider knows you are on your way, and will welcome you when you arrive. In each city, WangleSpace makes arrangements with Service Providers like co-working spaces and executive office suites all over town, so Wanglers can always find a space just a few minutes away. And, just like a ride-sharing app, billing is automatic, secure, and easy to transfer to an expense report if you are a business traveler.

Of course, the value in WangleSpace isn't the app, it's ultimately in the creation of a market where those needing workspace can be quickly and conveniently matched to those having that workspace. The users win convenient, on-demand access to the spaces they need, and the suppliers win by getting paid for space that would otherwise go unused.


WANGLE
spaces

WangleSpace is finished with beta testing, and is ready to build the production app, and begin the marketing activities and service provider activities necessary for fast growth. This needs investment!

The WangleSpace app is not generally available yet. This is what we need funding for. The Beta test app is not suitable for wide release, the platform it was developed on is designed for a small number of users.

The Investment

Investment

$0.10/ Common Unit | $500 Minimum Investment

When you invest you are betting the company's future value will exceed $1.3M.

Perks

$5,000+

If you invest $5,000 or more, you will receive WangleSpace Credits worth $250, or approximately 12 hours of time in WangleSpace Service Provider locations.

*All perks occur after the offering is completed.

WangleSpace Wants To Make Doing Business More Efficient For All Mobile Workers

What We've Accomplished So Far:

WangleSpace has been Beta tested in the Phoenix market. With 8 Service provider locations participating and a small cadre of beta testers providing feedback on functionality, features and experience, we know the concept works for both sides of the market. But we aren't app programmers, and we need to build a team. WangleSpace needs investment capital to build the go-to-market version of the app, and to pay for service provider recruitment in expansion cities, and for marketing, advertising and promotion.


VZW Wi-Fi 2:27 PM 65%
WangleSpaces Locations
Hells Canyon Wilderness
New River
Cave Creek
Carefree
303
City West
Sun City
El Mirage
Peoria
Glendale
Scottsdale
Tolleson
10
Avondale
PHOENIX
Guadalupe
Estrella Mountain Park
202
Sierra Estrella Wilderness
Sacaton
Maricopa
Legal

Milestones

- Prototype made and shared with Service Providers and potential users. January 2017
- Functional Beta App Created (Limited Release, not in app store) April 2017
- Service Providers Signed-up for Beta Test period, May 2017
- Beta Test users recruited, May 2017
- Beta Testing completed. September 2017

The WangleSpace app is not generally available yet. This is what we need funding for. The Beta test app is not suitable for wide release, the platform it was developed on is designed for a small number of users. The private beta was a success, but is now closed, and further operations are pending a funded development effort.

The WangleSpace App


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WangleSpaces
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WANGLE
SPACE


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List of Locations

Geo Location


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WangleSpaces Locations
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Service Provider Details


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Locations Details
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Hells Canyon Wilderness
New River
Cave Creek
Carefree
LOOP 303
McDov Mount Regiona
City West
Sun City
El Mirage
Peoria
Glendale
Scottsdale
Tolleson
10
Avondale
PHOENIX
MES
eye
Estrella Mountain Park
Guadalupe
Gilk
LOOP 202
Chanc
Sierra Estrella Wilderness
Sacaton
Maricopa
Legal


Store Name: Workuity
Phone: 602-761-9675
Address Information
State: AZ
City:
Street: 2390 E Camelback Rd #130, Phoenix
Zip: 85016
Check-In

How Are We Different?

While there are other companies with Apps to connect users with space, there isn't another product or service that we know of that is focused on making space available to those who need it ON-DEMAND. You can get a ride On-Demand. You can get food On-Demand. You can have a conference bridge On-Demand. But you can't find a place to work for an hour or two On-Demand. **WangleSpace** understands this is the future of nearly every kind of service, and provides the application, infrastructure and services to bring it to mobile workers everywhere. **WanglesSpace** is different because it is focused on building the market - and making space available to users in every city, with long term expansion plans internationally. We aren't focused on a narrow geographic market, or on reselling space from just a few service providers.

WangleSpace provides its services to its customers via an On-Demand app. It makes space available from its network of Service Providers that will cover the cities where we launch. We do the hard work of signing up the providers and creating the marketplace.

The Mobile Worker and Traveling Worker Market

The research company IDC count's more than 90 Million mobile workers in the U.S. Travel associations agree there are 1.3 Million business trips made every day. And the U.S. Government maintains that there are over 73 Million knowledge workers that work outside of an office at least 80% of the time. Just as important, co-working spaces and office suites locations are growing at a phenomenal rate. But these accommodations are designed primarily to cater to people who always work in the same place. WangleSpace brings the On-Demand Marketplace to pull together truly mobile workers with places to work whenever and wherever they find the need.

There Is A Major Shift Underway

The Market is LARGE, and growing. Predictions are that 3/4 of all workforces will be mobile by 2020.
Our vision is that every mobile or traveling professional will be able to find a suitable place to work, on-demand, using their smartphone, as easily as they find a ride today.
Over the last decade, we've seen large employers begin downsizing their expensive office spaces; We've seen the beginnings of mass mobilization of the workforce, and we've seen the first few years of the market's response to these trends in the proliferation of, and intense competition between, co-working spaces. These trends are set to accelerate now that so many enabling technologies have matured including smart phones, the ubiquity of high speed wi-fi connected internet, and mobile versions of standard office tools. Imagine if you could simply pull out your smart phone, open an app and it would lead you to an office space you could use On-Demand, and take care of directions, check in and out, even billing and expensing. We've delivered this in Beta form here in Phoenix, and We believe we will be able to deliver this to the entire mobile workforce market via Apple and Android App Stores as soon as 45 days after we land seed funding. When that happens we plan to try to address the 95MM strong US Mobile market, and the 1.3MM daily business traveler market, matching users with suppliers of space On-Demand.



1 BILLION
2010
mobile worker population
37.2
2015
percentage of workforce
1.3 BILLION
2015
mobile worker population

The IDC study, Worldwide Mobile Worker Population 2011-2015 Forecast, December 2011 (Doc #232073)

In the Press

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Meet the Founder



Steve Sorenson

Founder / CEO / Manager

Mr. Sorenson has a long career in technology management, sales, and architecture. A serial entrepreneur, he has bootstrapped 4 successful businesses, managed them, and in turn sold one of them. WangleSpace was conceived in August of 2016, and formed as an LLC in September of 2017 and Mr. Sorenson is the Founder / CEO and Manager of WangleSpace LLC. Mr. Sorenson holds the position of Vice President of Tyton Enterprises, Inc., (2004 to Present) a holding company for a vacation rental development venture; Has been a Senior Storage Architect for both Nimble Storage and Tegile Systems (2015 to Present), as well as the Sr. Solutioneer for the Southwest for CommVault Systems. (2005 to 2015)

And the Rest of the Team



Nate Weddle, CPA

VP Finance

Mr. Weddle attended the University of Washington and received a Bachelor of Arts (BA) in Business Administration with a focus in Accounting and Information Systems. Mr. Weddle was named VP of Finance for WangleSpace in September of 2017. He is a licensed CPA and has over 10 years of experience. He began his career in public accounting with KPMG in the audit practice. After public accounting, he transitioned to private industry where he held management positions at Amazon.com, Caradigm (Accounting Manager 2013 - 2015) (a GE subsidiary) a medical IT company, DriveTime (Controller 2015 - 2016), a nationwide sub-prime automobile dealer and financing company and Stormwind, LLC (Director of Accounting and Finance 2016 - 2017), a online IT training company. Most recently he held a position as Manager of Financing Planning and Analysis for a private equity real estate developer (2017 - Present). He is active in the startup community.

Offering Summary

Maximum 1,070,000 Common Units ($107,000)

Minimum 100,000 Common Units ($10,000)

Company	WangleSpace LLC
Corporate Address	4008 E Lariat Lane, Phoenix, AZ 85050
Description of Business	On-Demand App access to temporary workspaces anywhere
Type of Security Offered	Common Units
Purchase Price of Security Offered	$0.10 per unit
Minimum Investment Amount (per investor)	$500

Perks

$5,000+ If you invest $5,000 or more, you will receive WangleSpace Credits worth $250, or approximately 12 hours of time in WangleSpace Service Provider locations.

**All perks occur after the offering is completed.*

Irregular Use of Proceeds

We don't anticipate any irregular use of proceeds. However if irregular user of proceeds did occur they could include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

So you are a mobile worker without an office. One of nearly 90 million. Maybe you're in Sales, a mobile title officer, a Real Estate Professional, a drug rep, or you're interviewing someone, or just away from your office, in a different city. In between calls and appointments, you need something like an office - not much, a quiet place, with Wi-Fi, a cup of coffee or a something cold. A place where you can send some emails, Finish off a quote or contract. Make some calls.

Coffee shop? – coffee?, check! but *noisy*! An office chain? But, they start at $800 a month. And will one be close? Will there be a space when you want one? Co-working spaces, nice, but same problem.

What you need is a network of quiet places so there is always one just 5 or 10 minutes away. It should be really easy to use, sort of the "uber of office spaces."

That's WangleSpace! We have many, many locations, and booking one is as easy as opening the app on your smartphone, and touching one of the locations that pop up near you. You get turn by turn directions, and when you arrive, just tap the check-in button on your phone.

They'll greet you, give you a quiet, comfortable spot to work in, that cup of coffee, or something cold, and that all-important Wi-Fi password!

When you are done, just hit the check out button. Billing is automatic, and ready to expense. Easy.

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